CAROLINA INVESTMENT PARTNERS

LIMITED PARTNERSHIP

4000 BLUE RIDGE ROAD

RALEIGH, NORTH CAROLINA 27612

August 15, 2005

Mr. Jorge L. Bonilla

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Bonilla:

This letter is in response to your letter dated July 14, 2005 in which you request additional information regarding Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005 for Carolina Investment Partners, Limited Partnership (File No. 000-15571).

Form 10-K for the fiscal year ended December 31, 2004

Statement of Cash Flows, page F-5

1.	When the initial distributions to the limited partners were made, the entire distribution was recorded as a financing activity. As the outstanding checks became void based on the age, the available cash was increased and a corresponding liability was recorded based on the remaining outstanding distribution checks, as the partnership planned to reissue checks as the partners were located. The partnership equity did not change as a result of this. In the statement of cash flows, this transaction was reported as an operating activity because it did not meet the definition of a cash inflow as defined by paragraph 19 of SFAS 95, Statement of Cash Flows. As the partners were located and a replacement check issued, the liability was decreased. Since the increase of the liability was reported as an operating activity, the subsequent decrease has also been reported as an operating activity. Furthermore, to report the subsequent replacement check as a financing activity would be misleading since there was not a true distribution in the current period, but rather a payment on a recorded liability.

Form 10-Q for the quarter ended March 31, 2005

Note B Land Held For Investment and Related Commitments and Transactions, page 6

2.	There is no relation in the 1.99 acre parcel received from the North Carolina Department of Transportation and the 1.6 acres dedicated to the Town of Cary.

The receipt of the 1.99 acre parcel is considered a nonreciprocal transfer of nonmonetary assets according to paragraph 3d of APB 29, Accounting for Nonmonetary Transactions. Furthermore, paragraph 18 of APB 29 states that “a nonmonetary asset received in a nonreciprocal transfer should be recorded at the fair value of the asset received” and that “a gain or loss should be recognized on the exchange”. Since no assets were surrendered by Carolina Investment Partners, Limited Partnership in exchange for the parcel, the full fair value of the parcel is recognized as a gain.

3.	The receipt of the 1.99 acre parcel did not result in cash flows. Since the indirect method of reporting the cash flows was used in Item 1 Section d, rather than reporting this transaction as a purchase of land under the investing activities, an adjustment should be made to net income under the operating activities. An amended filing will be made to reflect this correction.

I trust that the above responses will assist you in your review of the filing for Carolina Investment Partners, Limited Partnership for the year ended December 31, 2004 and the quarter ended March 31, 2005. However, should you have any additional questions, please feel free to contact me at (919) 781-1700.

Sincerely,

Alton L. Smith, III

General Partner